As filed with the United States Securities and Exchange Commission on January 9, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3 /A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

METROGAS S.A.
(Name of Applicant)

Gregorio Aráoz de Lamadrid 1360
Buenos Aires (C1267AAB)
Republic of Argentina
 (Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount1
8.875% Senior A-L Notes due 2018
Step-Up Senior B-L Notes due 2018
8.875% Senior A-U Notes due 2018
Step-Up Senior B-U Notes due 2018
L-1 Unit (comprised of A-L Notes and B-L Notes)
L-2 Unit (comprised of A-L Notes and B-L Notes)
L-3 Unit (comprised of A-L Notes and B-L Notes)
L-4 Unit (comprised of A-L Notes and B-L Notes)
U- Unit (comprised of A-U Notes and B-U Notes)

U.S.$163,000,000 U.S.$122,000,000 U.S.$16,518,450 U.S.$13,031,550 N/A N/A N/A N/A N/A
Approximate Date of Proposed Public Offering:
As promptly as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:

CT Corporation System
111 Eighth Avenue
New York, New York 10011.

With Copies to:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2208
_________________________
1 Additional 8.875% Senior A-L Notes due 2018, Step-Up Senior B-L Notes due 2018, 8.875% Senior A-U Notes due 2018 and Step-Up Senior B-U Notes due 2018 may be issued under the indenture to be qualified as permitted under Sections 2(f) and 2(g) of the Supplemental Indenture filed as an exhibit hereto.

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

EXPLANATORY NOTE

     This Amendment No. 1 (this “Amendment”) to Form T-3 filed with the Securities and Exchange Commission (the “Commission”) by the Issuer on October 4, 2012 (the "Form T-3") is being filed solely: (i) to amend and restate Item 2, “Securities Act Exemption Applicable,” (ii) to file a revised Exhibit T3C-2 and (iii) to update the amounts of the 8.875% Senior A-L Notes due 2018, the Step-Up Senior B-L Notes due 2018, the 8.875% Senior A-U Notes due 2018 and the Step-Up Senior B-U Notes due 2018 to be issued under the Supplemental Indenture filed as Exhibit T3C-2 hereto. This Amendment is not intended to amend or delete any other part of the Form T-3.

2.           Securities Act exemption applicable

The Company filed its reorganization plan (the “Reorganization Plan”) with the Argentine National Commercial Court No. 26, Secretariat No. 51 on May 22, 2012 (the “Bankruptcy Court”). The Reorganization Plan was approved by the holders of Existing Notes (as defined below) and non-financial debt in accordance with Argentine law. On September 6, 2012, the Bankruptcy Court issued a resolution confirming the Reorganization Plan. On September 14, 2012, the Reorganization Plan became final and binding on all holders of impaired debt of the Company, including all holders of Existing Notes.

As soon as is practicable, the Company will issue (i) in exchange for the Existing Notes, the 8.875% Senior A-L Notes due 2018 (the “A-L Notes”), the Step-Up Senior B-L Notes due 2018 (the “B-L Notes”), the L-1 Unit, the L-2 Unit, the L-3 Unit and the L-4 Unit (the L-1 Unit, L-2 Unit, L-3 Unit and L-4 Unit, collectively, the “L Units”, and together with the A-L Notes and the B-L Notes, the “L Securities”), and (ii) in exchange for the non-financial debt of the Company, the 8.875% Senior A-U Notes due 2018 (the “A-U Notes”), the Step-Up Senior B-U Notes due 2018 (the “B-U Notes”) and the U-Unit (the “U-Unit”, and together with the A-U Notes and the B-U Notes, the “U Securities”).  The L Securities and the U Securities are collectively referred to herein as the “New Notes”.

The following are the outstanding notes of the Company, which the Company proposes to exchange for L Securities as described in the preceding paragraph (collectively, the “Existing Notes”): (i) the Series I 8%/9% Senior Notes due 2014, (ii) the Series II Class A 3%-8% Senior Notes due 2014, (iii) the Series II Class B 1.8%-6.8% Senior Notes due 2014 and (iv) the Series B 7.375% Senior Notes due 2002.

The Company believes that the issuance of the L Securities will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act and that the issuance of the U Securities will be exempt from registration under the Securities Act under Regulation S of the Securities Act.

The L Securities will be issued by the Company to the holders of Existing Notes exclusively and solely in exchange for its Existing Notes.  No sales of securities of the same class as the L Securities and the U Securities have been or are to be made by the Company or by or through an underwriter at or about the same time as the transactions described herein relating to the Company’s concurso preventivo proceedings.  No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive (i) L Securities in reliance on the exemption in Section 3(a)(9) of the Securities Act and (ii) U Securities in reliance on Regulation S of the Securities Act, and in each case such holders were not and will not be solicited.  Holders of the Company's Existing Notes and holders of the Company’s non-financial debt are not required to make any payment in connection with the Reorganization Plan.

EXHIBIT LIST

(i) Exhibit T3A*	The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B.

(ii) Exhibit T3B*	A copy of the existing bylaws (estatutos) of the Company, as amended (English convenience translation).

(iii) Exhibit T3C-1*	Draft form of the Base Indenture to be qualified.

(iv) Exhibit T3C-2**	Draft form of the supplemental indenture to be qualified.

(v) Exhibit T3D.	Not Applicable.

(vi) Exhibit T3E.	Not Applicable.

(vii) Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
____________________ * Previously filed ** Filed herewith by this Amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, MetroGAS S.A., a sociedad anónima (corporation) organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Buenos Aires, Republic of Argentina, on the 9th day of January 2013.

MetroGAS S. A. By: /s/ Andrés Cordero Andrés Cordero Chief Executive Officer

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